Exhibit 23.5

Consent of Independent Auditors

We consent to the incorporation by reference in this registration statement on Form S-4 of The J. M. Smucker Company of our report dated March 5, 2015, with respect to the consolidated balance sheets of Blue Acquisition Group, Inc. as of April 27, 2014 and April 28, 2013, and the related consolidated statements of operations, comprehensive income (loss), temporary equity and stockholders’ equity and cash flows for the years ended April 27, 2014, April 28, 2013, and April 29, 2012, which report appears in the Current Report on Form 8-K of The J. M. Smucker Company dated March 23, 2015 and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

San Francisco, California

June 30, 2015